                      Securities and Exchange Commission
                            Washington, D.C. 20549
                        -------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                        The Growth Fund of Spain, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   399877109
-------------------------------------------------------------------------------
                                (CUSIP Number)

                              Gregory L. Melville
                          Bankgesellschaft Berlin AG
                               Alexanderplatz 2
                                D-10178 Berlin
                                    Germany
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 9, 1997
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                              Page 1 of 13 Pages

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CUSIP No.: 399877109               13D                     Page 2 of 13 Pages


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                   Bankgesellschaft Berlin AG
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER                         (a) [ ]
          OF A GROUP                                                    (b) [ ]
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                                   WC
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Federal Republic of Germany
-------------------------------------------------------------------------------
        NUMBER OF        SOLE VOTING POWER                              962,400
          SHARES     ----------------------------------------------------------
       BENEFICIALLY      SHARED VOTING POWER                                  0
          OWNED      ----------------------------------------------------------
         BY EACH         SOLE DISPOSITIVE POWER                         962,400
        REPORTING    ----------------------------------------------------------
       PERSON WITH       SHARED DISPOSITIVE POWER                             0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                      962,400
-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                              [ ]
          (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                               5.8%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                           BK
-------------------------------------------------------------------------------


                              Page 2 of 13 Pages

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ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Growth Fund of Spain, Inc. (the "Fund"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 222 South Riverside Plaza, Chicago, Illinois 60606.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) - (c) This Schedule 13D is being filed by Bankgesellschaft Berlin AG (the "Bank"), a corporation formed under the laws of the Federal Republic of Germany. The Bank is a West German banking organization whose principal offices are located at 2 Alexanderplatz, 10178 Berlin, Germany. The name, business address and principal occupation of each director and executive officer of the Bank are set forth on Annex A hereto, which is incorporated by reference. Annex A also sets forth the name, address, jurisdiction of incorporation and principle business of each shareholder of the Bank who may be deemed to be in control of the Bank. All information in this Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Bank.

                  (d) During the past five years, neither the Bank nor any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, neither the Bank nor any of the persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the individuals listed in Annex A are citizens of the Federal Republic of Germany, except Yves Dermeaux, who is a citizen of Belgium, David Clark and Zoe Shaw, who are citizens of Great Britain, and Dr. Erik Blahut, who is a citizen of the Republic of Austria.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $12,642,007 (exclusive of commissions).

ITEM 4.           PURPOSE OF TRANSACTION

                  The shares of Common Stock held by the Bank were acquired for the purpose of

                              Page 3 of 13 Pages
investment. Depending upon the Fund's business and prospects, and upon future developments, the Bank may from time to time purchase additional shares of Common Stock, dispose of all or a portion of the shares of Common Stock it holds, or cease buying or selling shares of Common Stock. Factors that may influence the Bank's decision to purchase additional shares or to sell all or a portion of its holdings include, but are not limited to, the level of discount from net asset value ("NAV"), the performance of the shares in the market, the availability of funds, alternative uses of funds, stock and money market conditions, and general economic conditions. Any additional purchases or sales of the shares may be in the open market, in privately-negotiated transactions, or otherwise.

                  The recent level of the discount from NAV at which the shares of Common Stock have traded has been a significant factor in the Bank's decision to purchase shares. With a view to maximizing the return on its investment in the shares of Common Stock, the Bank is considering possible actions that it could take if the discount from NAV remains at current levels. Such actions include, but are not limited to, urging the board of the Fund to initiate the process of open-ending the Fund, urging the board of the Fund to commence an issuer tender offer or other repurchase program, or urging the board of the Fund to liquidate the Fund. The Bank may also consider increasing its ownership of shares of Common Stock to as much as a majority or more of the outstanding shares, seeking representation on the Fund's board, soliciting proxies with respect to the Fund, or other courses of action. (For certain purposes, including any amendment to the Fund's Articles of Incorporation to open-end the Fund and the liquidation of the Fund, the Articles require the affirmative vote of 75 percent of the outstanding shares of the Fund.) The Bank has not determined to pursue any particular course of action, and, depending upon the factors listed above and other relevant circumstances, may determine not to pursue any such actions and instead to hold or dispose at any time of all or a portion of its shares of Common Stock.

                  Except as described in this Item 4, the Bank has not formulated any plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Fund;

                  (c) a sale or transfer of a material amount of assets of the Fund;

                  (d) any change in the present board or management of the Fund, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Fund;


                              Page 4 of 13 Pages

                  (f) any other material change in the Fund's business or corporate structure, including, but not limited to, any plans or proposals to make any changes in the Fund's investment policies for which a vote is required by Section 13 of the Investment Company Act;

                  (g) any changes in the Fund's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Fund by any person;

                  (h) causing a class of securities of the Fund to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) any action similar to any of those enumerated above.

                  The Bank will review its investment in the Fund from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated April 11, 1997, relating to the 1997 Annual Meeting of Stockholders states that, as of February 28, 1997, there were 16,544,593 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 962,400 shares of Common Stock, which constitute approximately 5.8% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:

                                                                  Average
     Date                 Number of Shares Purchased          Price Per Share
---------------------   ------------------------------   ----------------------
   April 22, 1997                  1,400                          $12.625
   April 24, 1997                  1,500                           12.875
   April 25, 1997                 20,600                           12.871
   May 1, 1997                    14,100                           12.875
   May 5, 1997                     6,000                           13.375


                              Page 5 of 13 Pages

                                                                  Average
     Date                 Number of Shares Purchased          Price Per Share
---------------------   ------------------------------   ----------------------
   May 15, 1997                    10,300                          13.750
   May 16, 1997                    19,800                          13.750
   May 19, 1997                    33,000                          13.871
   May 20, 1997                     4,600                          14.000
   May 21, 1997                    17,000                          14.375
   May 22, 1997                    20,000                          14.375
   May 23, 1997                       700                          14.250
   May 28, 1997                    10,500                          14.380
   May 29, 1997                   100,000                          14.315
   June 2, 1997                    12,700                          14.049
   June 3, 1997                     8,500                          14.075
   June 5, 1997                     3,200                          14.125
   June 9, 1997                    41,700                          14.250
  June 10, 1997                    73,500                          14.375
  June 12, 1997                     5,500                          14.625
  June 16, 1997                    15,000                          14.625
  June 17, 1997                    20,400                          14.500

                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Bank does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None.

                              Page 6 of 13 Pages

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 18, 1997                BANKGESELLSCHAFT BERLIN AG


                                    By:   /s/  E. Joseph Carrico
                                       ----------------------------------
                                          Name:   E. Joseph Carrico
                                          Title:  Director



                                    By:   /s/  Gregory L. Melville
                                       ----------------------------------
                                          Name:   Gregory L. Melville
                                          Title:  Assistant Director


                              Page 7 of 13 Pages

                                                                       ANNEX A

                  Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin Federal Republic of Germany.

                         MEMBERS OF THE MANAGING BOARD
                         -----------------------------

Name and Address             Principal Occupation
----------------             --------------------

Dr. Wolfgang Rupf            Speaker of the Managing Board of Bankgesellschaft
                             Berlin AG

Dr. Knuth Fischer            Member of the Managing Board of Bankgesellschaft
                             Berlin AG

Karl Lotter                  Member of the Managing Board of Bankgesellschaft
                             Berlin AG

Hans Leukers                 Member of the Managing Board of Bankgesellschaft
                             Berlin AG

Leopold Trobinger            Member of the Managing Board of Bankgesellschaft
                             Berlin AG


                              Page 8 of 13 Pages

                              EXECUTIVE OFFICERS
                              ------------------

Name and Address                      Principal Occupation
----------------                      --------------------

Dr. Herbert Alisch                    Managing Director of Bankgesellschaft
Bankgesellschaft Berlin AG            Berlin AG
Konzern-Finanzen und Beteiligungen
Hardenbergstrasse 32
10623 Berlin
Federal Republic of Germany

Willi Bohmer                          Managing Director of Bankgesellschaft
                                      Berlin AG

Peter Konig                           Managing Director of Bankgesellschaft
                                      Berlin AG

Dr. Dietrich Beier                    Managing Director of Bankgesellschaft
                                      Berlin AG

Hans Joachim Bley                     Managing Director of Bankgesellschaft
                                      Berlin AG

Jochen W. Sawahn                      Managing Director of Bankgesellschaft
                                      Berlin AG

Dr. Joachim Preussner                 Managing Director of Bankgesellschaft
                                      Berlin AG

Heinrich Honerlage                    Managing Director of Bankgesellschaft
Konzern-Revision                      Berlin AG
Bankgesellschaft Berlin AG
Otto-Braun-Strasse 90
10149 Berlin
Federal Republic of Germany

Stefan Tragler                        Managing Director of Bankgesellschaft
Konzern-Revision                      Berlin AG
Bankgesellschaft Berlin AG
Otto-Braun-Strasse 90
10149 Berlin
Federal Republic of Germany


                              Page 9 of 13 Pages

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Name and Address                      Principal Occupation
----------------                      --------------------
Artur Fischer                         Managing Director of Bankgesellschaft
Konzern-Organisation                  Berlin AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Wolfgang Gunther                      Managing Director of Bankgesellschaft
Konzern-Organisation                  Berlin AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Helmut Ramthun                        Managing Director of Bankgesellschaft
Konzern-Organisation                  Berlin AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Hans-Jurgen Meyer                     Managing Director of Bankgesellschaft
Compliance Officer                    Berlin AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Joachim Antczack                      Managing Director of Bankgesellschaft
Stabsstelle                           Berlin AG
Investment Banking/Back Office
Brunnenstrasse 111
13355 Berlin
Federal Republic of Germany

Wolfgang Stockel                      Managing Director of Bankgesellschaft
                                      Berlin AG

Heinz-Dieter Gottschalk               Managing Director of Bankgesellschaft
                                      Berlin AG

Jochen Zimmermann                     Managing Director of Bankgesellschaft
                                      Berlin AG


                              Page 10 of 13 Pages

Name and Address                      Principal Occupation
----------------                      --------------------

Frank-Michael Boenke                  Managing Director of Bankgesellschaft
                                      Berlin AG

Georg-Heinrich Sieveking              Managing Director of Bankgesellschaft
                                      Berlin AG

Hadi Saidi                            Managing Director of Bankgesellschaft
                                      Berlin AG

Gerhard Richter                       Managing Director of Bankgesellschaft
                                      Berlin AG

Zoe Shaw                              Managing Director of Bankgesellschaft
Asset-Backed Transaktionen            Berlin AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Karl-Friedrich Hirschhauser       Managing Director of Bankgesellschaft
                                      Berlin AG

Gunther Laubner                       Managing Director of Bankgesellschaft
                                      Berlin AG

Mr. David Clark                       General Manager of Bankgesellschaft
Bankgesellschaft Berlin AG            Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Mr. Yves Dermeaux                     General Manager of Bankgesellschaft
Bankgesellschaft Berlin AG            Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Erik Blahut                       Managing Director of Bankgesellschaft
                                      Berlin AG


                              Page 11 of 13 Pages

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Name and Address                      Principal Occupation
----------------                      --------------------

Serge Demoliere                       Managing Director of Bankgesellschaft
                                      Berlin AG

Thomas W. Meyer                       Managing Director of Bankgesellschaft
                                      Berlin AG

Hans-Werner Wilms                     Managing Director of Bankgesellschaft
                                      Berlin AG
Tim Kettemann


                              Page 12 of 13 Pages

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              SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK
              --------------------------------------------------

                  The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin

Gothaer Beteiligungsgesellschaft, an affiliate of an insurance company formed under the laws of the Federal Republic of Germany, whose principal address is Lutzowstrasse 89, 10785 Berlin, Germany, and whose principal shareholders are Gothaer Versicherungs Bank AG (principal office: Gothaer Allee 1, 50672, Koln, Germany), Gothaer Lebenversicherung AG (principal office: Gothaer Platz 2-8, 37069 Gottingen, Germany) and Norddeutsche Landesbank Girozentrale NORD/LB (principal address is Georgplatz 1, D-30159, Hannover, Germany).

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of the Federal Republic of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.

                              Page 13 of 13 Pages